

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Via E-mail
Anthony Petrello
Chief Executive Officer
Nabors Industries Ltd.
CROWN HOUSE
4 Par-La-Ville Road
Second Floor
Hamilton, HM08
Bermuda

> **Re:** **Nabors Red Lion Limited**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed December 19, 2014**
> **File No. 333-199004**

Dear Mr. Petrello:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions, page 115

1. We note your response to our prior comment 5, and reissue the comment in part. Please ensure that the opinion of counsel describes the degree of uncertainty involved with each of the matters referenced in our prior comment 5.

2. We note your response to our prior comment 6, which indicates that the requested opinion is included in Exhibit 8.2 to Amendment No. 3 to the registration statement. However, we also note that the referenced opinion does not specifically address whether the U.S. Distributions will qualify as tax-free. Please obtain and file an opinion of counsel as to this matter.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of C&J, ,
page 224

3.   Please update the information in this beneficial ownership chart. In that regard, we note
        that the information is provided as of September 24, 2014.

Annex E

Bye-laws of Nabors Red Lion Limited

4.   Please advise as to whether the Form of Amended Bye-laws of Nabors Red Lion Limited
        included in Annex E is the final form of such bye-laws. In that regard, we note the
        inclusion of a note to draft on page E-18 suggesting the consideration of changes to the
        advance notice provisions.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        If you have questions regarding comments on the financial statements and related
matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202)
551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other
questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Charles J. Conroy
        Milbank, Tweed, Hadley & McCloy LLP